FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Unaudited Financial Statements
For the Three Months ended March 31, 2002

Commission file number
333-10886

Dunlop Standard Aerospace Holdings plc
(Exact name of registrant as specified in its charter)

Holbrook Lane
Coventry CV6 4AA
United Kingdom
(Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934 ,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Dunlop Standard Aerospace Holdings plc

By: ______________________
David Unruh
Chief Financial Officer

June 27, 2002

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED CONSOLIDATED PROFIT AND LOSS
(Unaudited)

	For the three months Ended March 31,		*For the year-ended December 31*	
	2002	*2001*	*2001*	*2000*
	£'000	*£'000*	*£'000*	*£'000*
Turnover	£111,267	£109,405	£444,904	£384,114
Cost of goods sold	80,551	77,944	314,433	259,700
Gross margin	30,716	31,461	130,471	124,414
Selling, general, admin & other expenses	13,498	13,935	54,782	55,151
Operating profit	17,218	17,526	75,689	69,263
Finance costs, net	11,174	9,691	41,930	40,685
Profit on ordinary activities before taxation	6,044	7,835	33,759	28,578
Taxation	2,081	3,046	13,005	11,233
Profit for the financial period	£3,963	£4,789	£20,754	£17,345

The accompanying notes are an integral part of these condensed financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

	31 March 2002 £'000	*31 March 2001 £'000*	*31 December 2001 £'000*
Fixed assets			
Intangible fixed assets:			
Goodwill	£326,582	£327,783	£325,097
Development costs / licenses	30,449	26,593	30,609
Total Intangible fixed assets	357,031	354,376	355,709
Tangible fixed assets	183,576	165,949	174,697
Total Intangible and Tangible Fixed Assets	540,607	520,325	530,403
Current assets			
Debtors:			
Trade & other debtors	118,478	134,227	102,163
Deferred costs - initial parts provided	23,883	18,012	23,110
Stocks	70,190	71,012	68,496
Cash at bank and in hand	15,474	24,266	40,598
Total Current Assets	228,025	247,517	234,367
Creditors – Amounts falling due within one year			
Trade and other creditors	(104,360)	(122,595)	(92,053)
Current portion of long term debt	(24,597)	(21,686)	(54,394)
Total Creditors	(128,957)	(144,281)	(146,055)
Net current assets	99,068	103,236	88,312
Total assets less current liabilities	639,675	623,561	618,715
Creditors – Amounts falling due after more than one year			
Bank loans and Senior notes	(390,724)	(399,434)	(371,101)
Accruals and deferred income	(9,359)	(7,736)	(12,986)
Obligations under finance leases	-	-	-
	(400,083)	(407,170)	(384,087)
Provisions for liabilities & charges	(18,680)	(15,562)	(17,506)
Net assets	**£220,912**	**£200,829**	**£216,730**
Share capital and reserves			
160,000,000 ordinary shares of £1 each			
Called up share capital	£160,000	£160,000	£160,000
Profit and loss account	60,912	40,829	56,730
Total equity shareholders' funds	**£220,912**	**£200,829**	**£216,730**

The accompanying notes are an integral part of these condensed financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONSDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(Unaudited)

	31 March 2002 £'000	*31 March 2001 £'000*	*31 December 2001 £'000*
Profit for the financial period before dividends	£3,963	£4,789	£20,754
Exchange adjustments	219	124	60
Total recognised gains and losses	**£4,182**	**£4,913**	**£20,814**
Profit and Loss – Beginning	56,730	35,916	35,916
Profit and Loss - Ending	**£60,912**	**£40,829**	**£56,730**

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED RECONCILILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
(Unaudited)

	Three Months Ended 31 March 2002 £'000	*Three Months Ended 31 March 2001 £'000*	*Year Ended 31 December 2001 £'000*
Profit for the financial period	£3,963	£4,789	£20,754
Exchange adjustments	219	124	60
Net increase in shareholders' funds	**4,182**	**4,913**	**20,814**
Shareholders' funds – beginning of period	216,730	195,916	195,916
Shareholders' funds – end of period	**£220,912**	**£200,829**	**£216,730**

The accompanying notes are an integral part of these condensed financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(Unaudited)

	Three Months Ended 31 March 2002 £'000	*Three Months Ended 31 March 2001 £'000*	*Year Ended 31 December 2001 £'000*
Operating profit	£17,165	£17,526	£75,689
Depreciation	3,458	3,030	12,875
Amortisation of deferred and development costs	1,186	1,300	5,611
Loss on disposal of fixed assets	3	-	79
Goodwill impairment charge	-	-	199
Change in stock	(1,154)	(3,916)	(2,327)
Change in debtors	(18,674)	(14,562)	8,541
Change in trade & other creditors	6,002	1,109	(19,691)
Other	(854)	-	(344)
Net cash inflow from operating activities	**7,132**	**4,488**	**80,632**
Returns on investments and servicing of finance			
Interest and finance charges paid	(5,538)	(8,986)	(40,265)
Finance lease interest paid	-	(10)	(12)
Net cash (outflow) from returns on investments and servicing of finance	**(5,538)**	**(8,996)**	**(40,277)**
Taxation			
Tax paid	**(1,234)**	**(910)**	**(8,927)**
Capital expenditure and financial investment			(
(Payments) to acquire tangible fixed assets – net	(10,886)	(4,812)	(26,604)
(Payments) for development expenditure and licensing and OEM fees	(290)	(1,720)	(9,319)
Net cash (outflow) from capital expenditure and financial investment	**(11,176)**	**(6,532)**	**(35,923)**
Currency and other	-	-	-
Net cash inflow / (outflow) before financing	**(10,816)**	**(11,950)**	**(4,495)**
Management of liquid resources			
Short term bank deposits	-	-	(11,381)
Financing			
Bank loans (repaid) /received	(3,155)	-	8,760
Capital element of finance lease payments	-	(47)	(352)
Net cash (outflow) / inflow from financing	**(3,155)**	**(47)**	**8,408**
Increase (decrease) in cash	**(13,971)**	**(11,997)**	**(7,468)**
Exchange adjustments	382	292	560
Cash – beginning of period	29,063	35,971	35,971
Cash – end of period (net of bank overdrafts)	**£15,474**	**£24,266**	**£29,063**

The accompanying notes are an integral part of these condensed financial statements.

1. Significant Accounting Policies

Interim Condensed Financial Statements

During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follows the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. A copy of the 1998 annual report is included in the offering memorandum dated 7 May 1999, and in the exchange offer, dated September 1999. A copy of the 1999, 2000, and 2001 annual report has been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with the Securities and Exchange Commission's requirements of Form 6-K and contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 31 March 2002 and 31 March 2001, and the results of its operations and cash flows for the three month periods ended 31 March 2002 and 2001. Certain of the comparative financial information has been restated to conform to the current presentation.

Foreign Exchange Rates

The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements in United States Dollars, to Pound Sterling:

		March 2002	*March 2001*	*Dec. 2001*	*Dec. 2000*
Income Statement	£ =	$1.43	$1.46	$1.44	$1.52
Balance Sheet	£ =	$1.43	$1.42	$1.45	$1.50

2. *Nature of operations*

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was £537 million, which included £22 million in acquisition expenses. This was financed by debt of £382 million and equity of £155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was £311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to £312.2 million. Since then, goodwill has increased as a result of changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 'Impairment of fixed assets and goodwill', goodwill will be reviewed annually for possible impairment. In 2001, the review resulted in a full provision being made in respect of the group's operations in Australia.

3. *Senior Notes*

On 7 May 1999, the Company issued an offering memorandum for US $225 million of 11 7/8% Senior Notes due 2009. The proceeds were used to repay mezzanine financing which had been set up at closing to complete the acquisition of the aerospace businesses from BTR plc. In September 1999 an exchange offer for these Senior Notes was proposed, which closed effective 6th November 1999.

4. *Segmental Analysis*

The group reports results of its business divisions in two segments, Engine Repair and Overhaul, and Design and Manufacturing. The Engine Repair and Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.

Sales	*Quarter Ended 31 March 2002 £'000*	*Quarter Ended 31 March 2001 £'000*	*Year Ended 31 December 2001 £'000*
Engine Repair and Overhaul	£76,605	£72,602	£291,727
Design and Manufacturing	34,662	36,803	153,177
Total Sales	**111,252**	**109,405**	**444,904**
Operating Profit			
Engine Repair and Overhaul	6,170	5,328	22,800
Design and Manufacturing	11,048	12,198	52,889
Operating profit before finance costs and taxation	17,218	17,526	75,689
Finance costs	(11,174)	(9,691)	(41,930)
Profit on ordinary activities before tax	6,044	7,835	33,759
Taxation	(2,081)	(3,046)	(13,005)
Profit for the financial period	**£3,963**	**£4,789**	**£20,754**

Net Operating Assets	**31 March 2002** *£'000*	**31 March 2001** *£'000*	**31 December 2001** *£'000*
Engine Repair and Overhaul	£195,967	£175,562	£173,302
Design and Manufacturing	134,737	125,524	134,638
Sub-total	330,704	301,086	307,940
Unallocated net liabilities	(10,768)	(7,678)	(6,569)
Goodwill	326,582	327,783	325,097
Taxation	(25,759)	(23,199)	(24,841)
Net debt (including current portion but net of cash)	(399,847)	(397,163)	(384,897)
Shareholders' funds	**£220,912**	**£200,829**	**£216,730**

PART 2 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 31 March 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2001 and 2000 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, and in the Registration Statement, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events impacting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in the Registration Statement and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 31 March 2002 are not necessarily indicative of results that will be achieved during the year ending 31 December 2002.

1. Results of operations – Period ended 31 March 2002

<u>Sales</u>

Net sales increased £1.9 million (1.7%) to £111.3 million in the first quarter of 2002 compared to £109.4 million in the first quarter of 2001. Design and Manufacturing 2002 first quarter sales decreased 5.8%, compared to the first quarter of 2001. Engine Repair and Overhaul first quarter 2002 sales increased 5.5% compared to the first quarter of 2001.

Design and Manufacturing sales decreased £2.1 million compared to the first three months of 2001. Wheel and brake sales increased £0.6 million over the first quarter of 2001 while orders for new manufactured OEM engine parts, particularly for large commercial aircraft, dropped off during the first quarter of 2002. This resulted in a £2.7 million sales decline of these parts compared to the first quarter of 2001. Engine Repair and Overhaul sales increased to £76.6 in the first quarter of 2002 compared to £72.6 million in the first quarter of 2001. This 5.5% increase reflected strong regional airline, military and helicopter volumes in the first quarter of 2002.

Gross Margin

Gross margin decreased £0.8 million (2.5%) during the first quarter of 2002, compared to the first quarter of 2001. Design and Manufacturing first quarter gross margin was down £1.0 million (5.5%) broadly in line with the sales decrease for the quarter. Engine Repair & Overhaul first quarter gross margin was up £0.3 million (2.1%) reflecting the increase in regional airline, military and helicopter work revenue during the first quarter of 2002.

Selling, General, Admin & Other Expenses

Total selling, general and other operating costs fell 3.2% in the first quarter of 2002 to £13.5 million compared to £13.9 million in the first quarter of 2001. Design and Manufacturing selling, general and other operating costs decreased £0.1 million during the first quarter 2002 reflecting improved expense recoveries. Engine Repair & Overhaul selling, general and other operating costs decreased £0.6 million during the first quarter 2002 reflecting improved management of discretionary expenses.

Operating Profit

Operating profit during the first quarter of 2002 was £0.3 million (1.7%) lower than the first quarter of 2001. Decreased operating profit was a result of lower sales in Design and Manufacturing.

Design and Manufacturing Division operating profit for the first three months of 2002 was £1.2 million (9.4%) lower than the first three months of 2001. Design and Manufacturing operating profit declined by a higher percentage than sales as we retained much of our fixed cost base for staffing new programme development and proposals such as the Joint Strike Fighter and A380 programmes. Engine Repair and Overhaul operating profit for the first three months of 2002 was £0.8 million (15.8%) ahead of the first quarter of 2001, due to increased sales and improved operating profits in regional airline and military work.

Finance Costs

Interest expense rose to £11.2 million during the first quarter of 2002 from £9.7 million in the first quarter of 2001. This increase was due to changing foreign exchange rates and increased borrowing rates. In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points.

Amortisation of finance costs during the first quarter of 2002 was approximately the same as the first quarter of 2001.

Taxation

Taxation charge for the first three months of 2002 reflects an average tax rate of 34% of profit on ordinary activities before taxation (2001: 39%).

Net earnings

Net earnings were £4.0 million in the first quarter of 2002 compared to £4.8 million for the first quarter of 2001. The primary reason for the decline was higher finance costs as described above.

New Programmes

On April 18, 2002, Dunlop Aerospace, one of our subsidiaries, in partnership with Honeywell Aircraft Landing Systems, was selected to supply wheels and brakes to the Airbus A380 aircraft. The Dunlop-Honeywell team will provide a comprehensive support package for the A380. Dunlop will supply nose wheels, carbon heatpacks, and torque tubes.

2. Liquidity and capital resources

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

- fund capital expenditures for the maintenance of our facilities;
- purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;
- expand our business, including the construction of the facility to service the General Electric CF34 engine;
- fund potential acquisitions consistent with our business strategy;
- fund debt service requirements;
- fund research and development;
- fund new program bids;
- fund working capital requirements;
- fund expenditures on free-of-charge brake ship-sets;
- fund costs of obtaining OEM authorizations; and
- fund taxation arising in various jurisdictions.

Working capital
Net current assets increased £10.8 million from £88.3 million at 31 December 2001 to £99.1 million at 31 March 2002. Working capital increases from 31 December 2001, primarily debtors, relate to increased volumes in Engine Repair and Overhaul. Tangible fixed assets have risen £8.9 million from 31 December 2001 reflecting increased capital expenditure as described below.

Capital expenditure
Overall, Company capital expenditure on fixed assets and capitalised development costs for the first three months of 2002 totalled £10.9 million. These expenditures are primarily for payments for fees and capital associated with the new CF34 programme. Expenditures of £7.9 million were made on this programme in the first three months of 2002. Other expenditures are primarily for new equipment and facilities, as well as development costs related, primarily, to braking programmes.

Cash Flow
Operating cash flow was strong with EBITDA, at £21.9 million, relatively the same as 2001. Increases in working capital, capital expenditures and debt repayments resulted in a net decrease of £13.6 in net cash.

Hedging
The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arranges forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Under the credit agreement, the Company entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. The Company believes that this has substantially reduced the interest rate risks associated with its debt. The hedging arrangements cover the majority of the Company's borrowings up to November 2002. The principal hedging arrangements are interest rate caps and collars where appropriate. The interest rate collar fixes the maximum rate of interest that the Company will bear on US $161 million of the Company's obligations under the credit agreement. For this US $161 million, the cap is fixed at 7% plus applicable margin and there is a floor of 3.81% plus applicable margin.

The swap contracts hedge an average of £110 million and US $245 million of debt by swapping floating LIBOR interest rates into fixed rates, as detailed in notes to the Company's 2001 Report and Group Accounts. There has been no material change in the market risks faced by the Company since the end of the fiscal year ended 31 December 2001 and described in notes to the Company's 2001 Report and Group Accounts.

Borrowings and equity

At 31 March 2002, the Company had £424.7 million outstanding in total borrowings, of which £26.0 million is due within one year.

The Company made scheduled repayments of £11.4 million on 31 January 2002 and £12.4 million on 3 April 2002 under the credit agreements or other long term borrowings, notwithstanding certain provisions of the credit agreements and the Senior Notes which require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the credit agreement. The Company, during the quarter, repaid outstanding drawings on the revolving credit facility of £19.0 million.

In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the term loan capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program. The total term loan capex facility was reduced from £75 million to £49.1 million as a result. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points. We paid the banks a one-time fee of £350k in connection with the amendment. At 31 March 2002 £32.6 million of this facility has been drawn, of which £15.7 million was drawn during the first quarter of 2002. The Company has available to it a £50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. At 31 March 2002, no drawings were outstanding although, approximately, £11 million is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units. A further £49.1 million term loan capex facility is available to the Company to be used to fund fees and capital costs associated with the General Electric CF34 programme. At 31 March 2002 £32.6 million of this facility has been drawn.

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

By: /s/David Uhruh
Name: David Unruh
Title: Chief Financial Officer
Date: June 27, 2002